Jonathan D. Van Duren

Tel 312.476.5038

vandurenj@gtlaw.com

March 11, 2022

VIA EDGAR

Securities and Exchange Commission Division of Investment Management, Disclosure Review Office 100 F. Street, N.E. Washington, DC 20549

Attention: Christopher R. Bellacicco

Re:	Sweater Cashmere Fund
(File Nos. 333-257605 and 811-23712)

Ladies and Gentlemen:

This letter provides the responses of Sweater Cashmere Fund (the “Fund”) to the comments provided by the staff (the “staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Pre-Effective Amendment No. 1 to the Fund’s registration statement on Form N-2 filed with the Commission on October 25, 2021. The staff’s comments are set forth below and are followed by the Fund’s responses. Where revisions to the Fund’s prospectus have been referenced in the Fund’s responses, these revisions have been included in Pre-Effective Amendment No. 2 to the Fund’s registration statement filed concurrently herewith.

We understand that Bryan Cave Leighton Paisner LLP has responded separately to the staff regarding the staff’s comments with respect to the waitlist mentioned on a website maintained by the Fund’s adviser.

Prospectus Front Cover

1.	Comment: Please amend the bullet points included on the front cover of the Fund’s prospectus to clearly disclosure that no share repurchases will be conducted outside of the Fund’s semiannual repurchase windows, and that the Fund may not repurchase all of the shares tendered by a shareholder with respect to a particular repurchase offer.

Response: The Fund has revised the bullet points included on the outside front cover of its prospectus to add disclosures consistent with this comment.

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2.	Comment: Please include a cross reference on the prospectus front cover to the relevant sections of the prospectus that discuss the Fund’s repurchase policies and attendant risks.

Response: The Fund has amended the front cover of its prospectus to add a cross reference to the “Share Repurchases” section of its prospectus, and a cross reference to the “Risks—Closed-End Fund; Limited Liquidity of Shares; Repurchase Offers Risks” subsection of its prospectus.

3.	Comment: In the bullet point on the front cover disclosing that the Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, please include amounts from the Fund’s affiliates as a potential source of these payments.

Response: Consistent with this comment, the Fund has revised this bullet point to read as follows:

The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds, borrowings, and amounts from the Fund’s affiliates that are subject to repayment by investors.

Prospectus Summary Section

4.	Comment: Please consider amending page 1 of the “Prospectus Summary” section of the prospectus to disclose that the Fund will invest no more than 15% of its net assets in private funds that rely on the exclusions from the definition of an investment company under Section 3(c)(1) or 3(c)(7) of the Investment Company Act.

Response: The Fund has amended page 1 of the “Prospectus Summary” section of its prospectus to add the requested disclosure.

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Should you have any further questions or comments, please do not hesitate to contact me at (312) 476-5038 or vandurenj@gtlaw.com.

Sincerely,

/s/ Jonathan D. Van Duren

Jonathan D. Van Duren

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